Exhibit 5.1
JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
September 18, 2009
Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122

Re:	16,787,304 Common Shares and Warrants To Purchase 5,000,000 Common Shares To Be Offered Pursuant to the Stock Purchase Agreement
Ladies and Gentlemen:
     We are acting as counsel for Developers Diversified Realty Corporation, an Ohio corporation (the “Company”), in connection with the purchase from the Company by Ms. Katharina Otto-Bernstein, Dr. Michael Otto, Ms. Janina Vater and Mr. Alexander Otto (the “Investors”) of 16,787,304 common shares, par value $0.10 per share, of the Company (the “Purchased Shares”) and warrants (the “Warrants”) to purchase 5,000,000 common shares, $0.10 par value per share, of the Company (the “Warrant Shares”) pursuant to the Stock Purchase Agreement, dated as of February 23, 2009 (the “Stock Purchase Agreement”), by and between the Company and Mr. Alexander Otto, as modified by the Joinder Agreement among the Investors and KG CURA Vermögensverwaltung G.m.b.H. & Co., dated as of May 11, 2009. The Purchased Shares, the Warrants and the Warrant Shares are collectively referred to herein as the “Securities.”
     In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based upon the foregoing and subject to the further assumptions, qualifications and limitations set forth herein, we are of the opinion that:
1.	The Purchased Shares, when issued and delivered to the Investors pursuant to the terms of the Stock Purchase Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

2.	The Warrants, when issued and delivered pursuant to the terms of the Stock Purchase Agreement against payment of the consideration therefor as provided therein, will constitute valid and binding obligations of the Company.

3.	The Warrant Shares, when issued upon exercise of the Warrants pursuant to the terms and conditions of the Warrants, will be validly issued, fully paid and nonassessable.
     The opinion expressed in paragraph 2 is limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

     The opinions expressed herein are limited to the laws of the State of Ohio and the laws of the State of New York, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to Registration Statement on Form S-3 (No. 333-139118) (the “Registration Statement”) filed by the Company to effect registration of the Securities under the Act and to the reference to us under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
Very truly yours,
/s/ Jones Day